CORRESPONDENCE—via EDGAR

Kent Watts, CEO and President
Hyperdynamics Corporation
One Sugar Creek Blvd., #125, Sugar Land, Texas 77478
voice: (713) 353-9400 fax: (713) 353-9421

May 23, 2007

to:	Carmen Moncada-Terry, Staff Attorney, and Roger Schwall, Assistant Director
Mail Stop 7010
Division of Corporate Finance, Securities and Exchange Commission
Washington, D.C. 20549-7010

from:	Hyperdynamics Corporation
Kent Watts, CEO and President

ref:	Hyperdynamics Corporation (the "Registrant")
Form S-1 Post-effective amendment number 2 filed May 23, 2007 (the “Filing)
File number 333-135510

Acknowledgment letter to the SEC before effectiveness in connection Section 8 of the Securities Act

My name is Kent Watts. I am the CEO and President of Hyperdynamics Corporation (the "Registrant" or the "Company").

The Company/Registrant acknowledges that:

(a) Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(b) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company/Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(c) The Company/Registrant may not assert the staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Very truly yours,

/s/Kent Watts
Kent Watts, CEO and President
Hyperdynamics Corporation

cc:	Counsel representing Hyperdynamics Corporation:
Joel Seidner, Esq.
880 Tully Road #50
Houston, Texas 77079
voice: (281) 493-1311 fax: (281) 667-3292